SCHEDULE 13 D/A
TYPE:  SC 13D/A
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
-----------------------------------------------------------------------
                                (Name of Issuer)


                             Common Stock
-----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   831680103
-----------------------------------------------------------------------
                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            828) 255-4832

-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              April 30, 2003
-----------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
========================================================================
NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                                    0
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER             1962080
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                           0
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER         1962080
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1962080
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     19.8%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                               0
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER              1730354
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                         0
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER         1730354
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1730354
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  17.5%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================




ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

No change except for addition of the following:

On April 30, 2003 Ron Olin sent a letter to the Board of the SMALLCap Fund, Inc. (the Fund) making two requests of the Board in its upcoming May 9, 2003 meeting:
(1) requesting that the Board formally vote on a proposal to immediately announce a tender offer for at least 75% of all Fund shares at Net Asset Value
(NAV) and (2) further requesting that each sitting Director's vote on this specific proposal be recorded and made public so that the shareholders of the Fund would have this information when they cast their proxies in this year's
June 19, 2003 annual meeting.   A copy of this letter is attached to this filing
as Exhibit A.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,692,434 shares of Common Stock, which constitute approximately 37.3% of the outstanding shares of Common Stock.


      (b) Power to vote and to dispose of the securities resides with the Advisors and their clients.


      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:




 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------

3/03/03                      16300                        8.0209
3/04/03                      38000                        7.9942
3/05/03                       9400                        7.8191
3/07/03                       8600                        7.6547
3/10/03                      13300                        7.5614
3/11/03                       2400                        7.5163
3/12/03                       7100                        7.46
3/14/03                       4200                        7.6902
4/07/03                       6500                        7.99
4/11/03                       5100                        7.70
4/11/03                        600                        7.69
4/11/03                       6500                        7.70
4/15/03                       1200                        7.81
4/16/03                       1000                        7.81
4/23/03                       7100                        7.96
4/24/03                       6900                        7.9472
4/25/03                       3100                        7.91
4/28/03                      12700                        8.0282
4/28/03                       5300                        8.13
4/28/03                       2600                        8.14
4/30/03                        300                        8.1033


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A: Letter to Board of Directors

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2003                        Deep Discount Advisors, Inc.


                                            By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President








EXHIBIT A


                     Deep Discount Advisors, Inc.
                     1 West Pack Square, Suite 777
                         Asheville, NC  28803
                           Ph: 828-274-1863

April 30, 2003

The Board of Directors
The SMALLCap Fund, Inc.
One South Street
Baltimore, Maryland  21202

Re: Formal Request for a Board Vote on a Tender offer for at least 75% of Fund Shares at NAV

Dear Sirs and Madam:

As you are aware, my clients and I own a substantial portion of the shares of the SMALLCap Fund Inc. (The Fund). Based on public filings, I understand that the Board will hold yet another meeting on May 9 to discuss delivering Net Asset Value (NAV) to Fund shareholders. The purpose of this letter is to clarify for the Board what I believe to be the overwhelming view of shareholders on this matter.

Most of the shareholders of the SMALLCap Fund fall into two distinct categories: (1) those who want to get their money out at full NAV to invest elsewhere, and (2) those who wish to maintain their investment in this closed-end fund with a mandate for much improved performance. Anything the Board does must serve the interests of both categories of shareholders. Pitting one group of shareholders against the other will likely result in inaction, which will not serve shareholder interests.

As the Board is well aware, approximately one third of shareholders never actually vote. The only time voting participation is high is when brokers vote on behalf of clients in uncontested matters. This means that pitting one group of shareholders against another on an issue, while simultaneously requiring a majority of all shares to approve action, will likely result in a failure to obtain the required vote. This happened last year, when the Fund failed to receive the necessary vote on an ill-advised proposal to deliver NAV to shareholders by merging the Fund's assets into an open-end fund with the same manager and equally poor portfolio performance. If a similar proposal is advanced again this year, it will likely fail again, for the same reason. Many shareholders would prefer to have the Fund's performance problems fixed rather than take a big loss on their investment. Others just want to get what is left of their money at NAV and get out, regardless. Both constituencies must be served. For this reason, merger, liquidation, or open-end conversion proposals requiring majority or super-majority shareholder approvals will fail. They do a disservice to shareholders and only serve the interests of those who secretly wish for inaction in order to maintain the status quo and entrench themselves in their current positions.

The solution to meeting the needs of all shareholders is clear. The current Board majority must announce a substantial tender offer for Fund shares at full NAV. This does not require an annual meeting, a vote of shareholders, or any "shareholder value proposal." If the current Board majority really wants to provide NAV, they can do it right now, as they could have at any time in the last year. Such a tender offer satisfies those shareholders who wish to take their money out. It allows shareholders who wish to reinvest in the current manager's open-end fund to do so, achieving for them the same result as a merger. But more importantly, such action would clear the way for the Directors and the remaining closed-end fund shareholders to finally focus on the persistent and devastating portfolio performance problem faced by the Fund.

My clients and I own over 37% of the Fund's shares. We hereby make two requests of the Board in its upcoming May 9 meeting: (1) we request that the Board formally vote on my proposal to immediately announce a tender offer for at least 75% of all Fund shares at NAV and (2) we further request that each sitting Director's vote on this specific proposal be recorded and made public so that the shareholders will have this information when they cast their proxies in this year's annual meeting.
It means nothing that some other alternative, inadequate NAV proposal put forth by the current Board majority would receive "unanimous" Board approval. Any director who was foolish enough to vote against even a doomed NAV proposal in order to promote a better one would be unfairly crucified in the Fund's proxy material as "against NAV." This is what has happened to Bradshaw for his Board level vote last year against the ill-fated merger proposal, in spite of the fact that he recommended in favor on his proxy materials for the actual shareholder meeting. What is important to the Fund's shareholders is to know each Director's vote on my tender offer proposal, a proposal which would require no further action by shareholders to provide NAV.

It does a disservice to all when the Fund's proxy materials mislead the shareholders on the NAV issue. Many shareholders are in favor of providing NAV to those who wish to leave the Fund, but are against scrapping the closed-end structure and rewarding poor portfolio performance by transferring the Fund's assets to an open-end fund run by the same manager. To characterize me as "blocking" the ability of shareholders to receive NAV because I did not support this "ill-advised" and "doomed-to-fail" merger proposal last year is materially misleading to shareholders. This is especially true in light of the fact that I have been campaigning relentlessly for the current Board majority to announce a tender offer for Fund shares at NAV.

It is also misleading to imply that the Fund's portfolio performance has been anything but terrible. Most shareholders have held their shares for a number of years, but very few for longer than 12 years. The Fund's annual reports show clearly that no matter how far back you go from one to twelve years, the Fund has materially trailed its small-cap benchmark. Last year (2002) the Fund trailed its benchmark by -6%. For the last two years, the Fund trailed by -20%. And so on, and so on. For the full twelve years from 1991-2002, which was a good period for small-cap stocks, the small-cap benchmark increased by +354% while the Fund's NAV increased only +263%! Meanwhile, the Fund's manager received almost $12 million in advisory fees for this decidedly sub-par performance. It is little wonder that many of the shareholders want out.

I implore the current Board majority to stop playing games. You have the power to provide NAV now through a tender offer for at least 75% of Fund shares, so do it! Quit studying, analyzing, and proposing complicated NAV proposals that are doomed to fail. Announce a tender offer for those who wish to leave, and then begin in earnest to address the performance problem for those who wish to maintain their investment. You owe it to the shareholders to start putting their interests ahead of your own. It is not too late to start doing the right thing.

                                    Sincerely,


                                    Ronald G. Olin
                                    President, Deep Discount Advisors